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                                                                     EXHIBIT 4.1

                      WESTERN UNITED LIFE ASSURANCE COMPANY
                PREFERRED STOCK, SERIES A, AUTHORIZING RESOLUTION

                  Resolved, that pursuant to the authority expressly granted and vested in the Board of Directors (the "Board") of this Corporation by its Articles of Incorporation, as amended, a series of preferred stock, Series A of the Corporation be, and hereby is, established which will have a par value of $10.00 per share, designated "Preferred Stock, Series A" (hereafter called "Series A Preferred Stock"). The Series A Preferred Stock shall consist of 5,000,000 shares, which number may be increased or decreased by the Board, and shall have rights, preferences, qualifications and restrictions as follows:

                  The holders of Series A Preferred Stock shall be entitled to receive, when and as declared by the Board, out of the net earnings of the corporation available therefore, dividends at such rates and on such dates as may be determined by the Board. The dividend rate shall be determined at least annually. Dividends payable on the Series A Preferred Stock shall have priority to the payment of any dividends on common stock, shall not be cumulative and no right shall accrue to any holder of shares of the preferred stock by reason of the fact that dividends on such shares have not been declared in a prior period.

                  The Series A Preferred Stock may be redeemed in whole or in part upon such terms and at such times as shall be determined by the Board but the redemption price shall, in no event, be no less than the par value of such shares. Shares of Series A Preferred Stock shall not be entitled to be converted into any other securities of the corporation.


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